Liminatus Pharma, Inc.

6 Centerpointe Drive #625

La Palma, CA 90623

VIA EDGAR

August 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Tim Buchmiller

Re:	Liminatus Pharma, Inc.
Registration Statement on Form S-1
File No. 333-288289

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Liminatus Pharma, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on August 12, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Chris Kim
Chris Kim, Chief Executive Officer